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                                                                      EXHIBIT 12
                                                                      ----------
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                      (DOLLARS IN MILLIONS, EXCEPT RATIOS)


                                                                                 YEARS ENDED DECEMBER 31
                                                            ----------------------------------------------------------------
                                                                2000          1999         1998        1997        1996
                                                                ----          ----         ----        ----        ----
EARNINGS:
     Net earnings                                               $285.4          $318.5     $243.0      $149.0     $127.8
     Extraordinary loss                                            -               -          -          14.0        -
     Provision for income tax                                    111.0           140.4      122.4        91.7       73.8
     Amortization of capitalized interest                          0.5             0.3        0.2         0.2        0.1
     Fixed charges excluding interest capitalized                 24.2            21.3       19.3        18.7       29.6
                                                                ------          ------     ------      ------     ------
         Total                                                  $421.1          $480.5     $384.9      $273.6     $231.3
                                                                ======          ======     ======      ======     ======

FIXED CHARGES:
     Interest expense (gross of interest income)               $  15.0         $  13.0    $  12.6     $  13.0    $  22.8
     Amortization of deferred financing expense                    0.3             0.3        0.5         0.6        1.6
     Interest capitalized                                          0.8             1.0        0.6         0.5        1.2
     Interest component of rental expense                          8.9             8.0        6.2         5.1        5.2
                                                                ------          ------     ------      ------     ------
         Total                                                 $  25.0         $  22.3    $  19.9     $  19.2    $  30.8
                                                               =======         =======    =======     =======    =======

RATIO OF EARNINGS TO FIXED CHARGES                                16.8(a)         21.5       19.3        14.3        7.5
                                                               =======         =======    =======     =======    =======

     (a) Excluding a $41.3 million ($29.7 million, net of tax) restructuring charge in 2000, the company's ratio of earnings to fixed charges would have been 18.5 times.

In the computation of the company's ratio of earnings to fixed charges, earnings consist of earnings before income tax, plus fixed charges, less capitalized interest, plus amortization of capitalized interest. Fixed charges consist of interest expense excluding the benefit of capitalized interest and including a reasonable approximation of the interest component included in rental expense.